SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports First Quarter 2026 Financial Results São Paulo, Brazil, May 14, 2026 — Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the largest digital financial services platforms in the world, today released its financial results for the first quarter ended March 31, 2026, prepared in accordance with IFRS, as well as complementary managerial 1 results. The financial statements and earnings presentation are available on the Company’s Investor Relations website at www.investors.nu, along with details of the earnings conference call to be held today at 6:00 p.m. Eastern Time / 7:00 p.m. Brasília time. “Our AI transformation is a core priority of Nu. We are not adding AI to banking, we are rebuilding banking around AI. NuFormer, our proprietary set of foundation models, is in production today for credit card in Brazil and Mexico, and for unsecured lending in Brazil. Our AI Private Banker functionalities already serve more than 15 million monthly active users. These capabilities have been a meaningful driver of the significant expansion of our credit portfolio over the last twelve months, enabling us to grow limits with resilience, not just speed. In Mexico, the same earnings-generating formula that built Brazil has reached its inflection point. We have achieved break-even and become the third largest financial institution in the market, reaching 15 million customers. All of this comes on top of another strong quarter, with more than 135 million customers, revenues surpassing $5 billion for the first time, net income of $871 million, and ROE of 29%.”, says David Vélez, founder and CEO of Nubank. Q1’26 Results Snapshot Below are the Q1’26 performance highlights of Nu Holdings Ltd. Unless otherwise noted, all the growth rates presented herein are on an FX neutral basis (FXN) 2 : Operating Highlights: ● Customer growth - Nu added approximately 4 million customers in Q1'26, reaching a total of over 135 million customers globally by March 2026. This expansion strengthens Nu's position as one of the world's largest and fastest-growing digital financial services platforms. In Brazil, Nu surpassed 115 million customers and solidified its position as the largest private financial institution in the country. In Mexico, Nu surpassed 15 million customers, becoming the third largest financial institution in the market. In Colombia, Nu delivered another solid quarter of net additions and is approaching 5 million customers. 2 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information. 1 In the fourth quarter of 2025, Nubank introduced its Managerial P&L, representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is fully reconciled to IFRS, and is designed for external assurance. All financial metrics presented reflect this framework. A full reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L Reconciliation Report and in the appendix of the earnings presentation . 1 ● Engagement and activity rates - Monthly Average Revenue per Active Customer (ARPAC) reached approximately $16 in Q1'26, growing sequentially quarter-over-quarter (QoQ) once again and continuing its upward trajectory. Monthly activity rate 3 held at 83% despite typical first-quarter seasonality, and expanded sequentially in Brazil, where Nu is approaching 100 million active customers. ● Low-cost operating platform - Efficiency Ratio improved to 17.6% in Q1'26 from 19.9% in Q4'25, driven by ARPAC outperformance and continued portfolio growth. As communicated during the Q4 call, the full-year efficiency ratio is expected to land roughly in line with where it ended 2025, as return-to-office costs scale and the Company continues to invest in international expansion and AI infrastructure. ● Asset Quality - Nu's leading indicator, the 15-90 NPL ratio, increased to 5.0% in Q1'26, up 89 basis points (bps) from Q4'25, consistent with its typical first-quarter seasonal pattern and broadly in line with the seasonal moves observed in 2024 and 2025. 90+ NPLs continued to ease, declining 10 bps to 6.5% this quarter, well below the 7.0% peak reached in Q3'24. The vast majority of this move came from seasonality, the historical pattern of early-stage delinquencies peaking in Q1. The next contributor was intentional expansions into higher-risk segments, where improved risk models have given Nu the confidence to extend credit profitably. Product mix and other minor effects explain the small remainder. Financial Highlights: ● Revenue, Net Interest Income (NII) and Risk-adjusted NIM - Nu's Q1'26 revenues surpassed $5 billion for the first time, driven by the continued strengthening of engagement and monetization across the platform. NII reached a record $3.25 billion in the quarter, up 12% quarter-over-quarter (QoQ). Net Interest Margin expanded to 21.1%, reflecting the credit portfolio growing faster than liabilities. Credit Loss Allowances closed at $1.79 billion, up 33% QoQ, driven by three dynamics: seasonality, portfolio growth, and product mix. As a result, Risk-adjusted NIM came in at 9.5%, down 100 basis points sequentially from 10.5% in Q4'25. ● Profitability - Nu's gross profit reached $1.88 billion in Q1'26, up 27% YoY. The gross profit mix reflected the elevated credit loss allowances in the quarter, which reduced credit's relative contribution and brought float to 41% of the total. Beneath that quarterly effect, a multi-quarter trend of genuine diversification continues, with credit, float, and fee businesses scaling and balancing each other. Net Income reached $871 million in the quarter, up 41% YoY, compounding at more than 80% YoY since 2022. ROE closed the quarter at 29%. ● Balance Sheet and Funding - Total deposits reached $42.4 billion this quarter, up 22% YoY. The cost of deposits closed at 88% of interbank rates, slightly higher sequentially. Total credit portfolio expanded 40% YoY and 7% QoQ to $37.2 billion, with credit cards at $24.3 billion, unsecured lending at nearly $10 billion, and secured lending at $3 billion. The Loan-to-Deposit Ratio (LDR), reached 58.3% in Q1'26, up from 49.1% in Q4'25 and 48.5% in Q1'25, reflecting the continued expansion of Nu's credit franchise. 3 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date. 2 Business highlights: ● Deepening Leadership in Core Markets: In Brazil, Nu surpassed 115 million customers, and is the largest private financial institution in the country, with activity rates expanding sequentially and approaching 100 million active customers. Nu's share of Brazil's addressable profit pool — which exceeds $100 billion in annual gross profit — stands at roughly 7%, underscoring the significant runway for continued share gains across core banking categories. In Mexico, Nu crossed 15 million customers and became the third largest financial institution in the market, with the same earnings-generating formula now unfolding: the customer base has grown roughly seven times in four years, ARPAC has nearly doubled, the efficiency ratio has improved by 78 percentage points, and the business reached break-even in Q1'26. In Colombia, Nu continued to add customers and is approaching 5 million. ● AI Transformation as a Core Priority: Nu's AI Transformation advanced across three phases. In AI Assistance, now largely complete, AI is driving productivity gains across the company, with engineering throughput up 50% YoY, weekly token consumption nearly ten times higher than at the start of the year, and testing cycles 90% faster. In Workflow Reinvention, customer journeys are being rebuilt end-to-end, with new AI-native experiences expected to reach customers during 2026. In the AI-Native phase, Nu's AI Private Banker functionalities — financial insights, payments, credit advice, and debt resolution — are now serving more than 15 million monthly active users. NuFormer, Nu's proprietary set of foundation models, is in production today for credit card decisioning in Brazil and Mexico, and for unsecured lending in Brazil, with real-time AI valuation now pricing and approving every personal loan request individually based on its predicted NPV in under a second. These capabilities have been a meaningful driver of the significant expansion in Nu's credit portfolio over the last twelve months, enabling the franchise to grow limits with resilience, not just speed. ● Structural Advantages Powering the Transformation: Nu's AI Transformation is anchored by three structural advantages: first-party data at scale from 135 million transacting customers generating one of the largest and most differentiated financial datasets in the world; a proprietary cloud-native technology stack with core banking systems built internally and data unified across the company; and a world-class talent base of ten thousand employees from more than 50 nationalities across six countries. ● Disciplined Expansion into the United States: Nu is extending its model to the United States through a measured, capital-efficient approach designed to protect the core business while testing the long-term opportunity in a new market. Our maximum investment is expected to remain below 100 basis points on the consolidated efficiency ratio in each of 2026 and 2027, fully contained within the ~20% efficiency ratio range communicated for the year and without affecting Nu's long-term efficiency trajectory. Any incremental investment beyond this initial phase will be contingent on clear evidence of product-market fit and a credible path to profitable scalability — the same disciplined approach Nu has applied in Mexico and Colombia. 3 3 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods March 31, 2026, 2025 and December 31, 2025. Summary of Consolidated Operating Metrics Q1'26 Q4'25 % FXN QoQ Q1'25 % FXN YoY CUSTOMER METRICS Number of Customers (in millions) 135.2 131.0 3% 118.6 14% Activity Rate (%) 83.4% 83.4% 0.0 p.p 83.3% 0.2 p.p CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 39.5 41.6 -8% 30.4 17% Monthly Average Revenue per Active Customer (in $) 15.9 15.0 3% 11.6 23% Monthly Average Cost to Serve per Active Customer (in $) -1.0 -0.8 17% -0.7 19% CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 37.2 32.7 7% 24.1 40% Deposits (in $ billions) 42.4 41.9 -4% 31.6 22% Summary of Consolidated Financial Metrics Q1'26 Q4'25 % FXN QoQ Q1'25 % FXN YoY MANAGERIAL FINANCIAL METRICS Total Revenue (in $ millions) 5,315.5 4,857.3 7% 3,372.7 42% Gross Profit (in $ millions) 1,877.7 1,961.1 -7% 1,327.5 27% Net Income (in $ millions) 871.4 894.8 -5% 557.2 41% Summary of Consolidated Other Performance Metrics Q1'26 Q4'25 % QoQ Q1'25 % YoY Efficiency-Ratio 17.6% 19.9% -2.3 p.p 21.4% -3.8 p.p Risk Adjusted NIM 9.5% 10.5% -1.0 p.p 9.3% 0.2 p.p ROE 29% 33% -4.0 p.p 27% 2.0 p.p NPL 15-90 5.0% 4.1% 0.9 p.p 4.8% 0.2 p.p NPL 90+ 6.5% 6.6% -0.1 p.p 6.4% 0.1 p.p Managerial P&L Managerial P&L (in $ millions) - Three-month period ended Q1'26 Q1'25 Total Revenue 5,315.5 3,372.7 Credit Income 3,173.3 1,976.0 Float Income 1,383.0 880.1 Fee Income 759.1 516.6 Total Direct Costs -3,437.7 -2,045.2 Funding Cost -1,305.0 -841.1 Cost of Credit -1,794.2 -1,041.8 Transaction Cost -120.7 -63.1 4 4 Revenue-Based Taxes -217.9 -99.2 Gross Profit 1,877.7 1,327.5 Operating Expenses -647.6 -459.2 Customer Support and Operations -204.9 -151.5 G&A Expenses -371.8 -283.8 Marketing Expenses -62.9 -40.3 Other Operating Expenses -8.1 16.3 Share of Results From Associates -1.0 -1.1 EBT 1,229.1 867.2 Income Taxes -357.6 -310.0 Net Income 871.4 557.2 Accounting P&L Accounting P&L (in $ millions) - Three-month period ended Q1'26 Q1'25 Interest income and gains net of losses on financial instruments 4,275.3 2,732.1 Fee and commission income 692.7 515.6 Total revenue 4,968.0 3,247.7 Interest and other financial expenses -1,269.2 -896.2 Transactional expenses -115.9 -58.5 Expected credit loss -1,718.0 -973.5 Total cost of financial and transactional services provided -3,103.1 -1,928.2 Gross profit 1,864.9 1,319.5 Operating (expenses) income Customer support and operations -204.9 -151.5 General and administrative expenses -492.0 -289.8 Marketing expenses -62.9 -44.1 Other expenses -169.8 -106.9 Other income 20.0 -69.1 Total operating (expenses) income -909.5 -523.3 Share of loss in associates -1.0 -1.1 Profit (loss) before income taxes 954.3 795.1 Income taxes -82.9 -237.9 Net income (loss) for the period 871.4 557.2 5 Reconciliation Bridge Reconciliation Bridge (in $ millions) - Q1'26 Accounting P&L Reclassification & Adjustments Managerial P&L Total Revenue 4,968.0 347.5 5,315.5 Credit Income 3,159.0 14.3 3,173.3 Float Income 1,116.3 266.7 1,383.0 Fee Income 692.7 66.5 759.1 Total Direct Costs -3,103.1 -334.7 -3,437.7 Funding Cost -1,269.2 -35.8 -1,305.0 Cost of Credit -1,718.0 -76.2 -1,794.2 Transaction Cost -115.9 -4.8 -120.7 Revenue-Based Taxes 0.0 -217.9 -217.9 Gross Profit 1,864.9 12.9 1,877.7 Operating Expenses -909.5 261.9 -647.6 Customer Support and Operations -204.9 0.0 -204.9 G&A Expenses -492.0 120.3 -371.8 Marketing Expenses -62.9 0.0 -62.9 Other Operating Expenses -149.7 141.7 -8.1 Share of Results From Associates -1.0 0.0 -1.0 EBT 954.3 274.8 1,229.1 Income Taxes -82.9 -274.8 -357.6 Net Income 871.4 0.0 871.4 6 Note on forward-looking statements and non-IFRS financial measures This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. Beginning in the fourth quarter of 2025, the Company introduced its managerial profit and loss presentation (the “Managerial P&L”), representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of certain IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is reconciled to IFRS, and is intended to provide a supplemental management view of the Company’s results. Certain financial metrics presented herein reflect this framework. A reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L reconciliation report and in the appendix of the earnings presentation. 7 7 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Suwwan press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu international.nubank.com.b r/newsroom/ About Nu Nu is one of the largest digital financial services platforms in the world, serving above 135 million across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fight complexity and empower people, Nu caters to customers’ complete financial journey, promoting financial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Most Influential Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/. 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 14, 2026